Exhibit 99.113

_________________________

Grant Thornton LLP

11th Floor

200 King Street West, Box 11

Toronto, ON

M5H 3T4

T +1 416 366 0100

F +1 416 360 4949

www.GrantThornton.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 28, 2022 and April 26, 2021 relating to the consolidated financial statements of i-80 Gold Corp. (the “Company”) for the years ended December 31, 2021 and December 30, 2020 and the related notes to the consolidated financial statements, including a summary of significant accounting policies, which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

/s/ Grant Thornton LLP
Toronto, Canada	Chartered Professional Accountants
May 12, 2022	Licensed Public Accountants

_____________________ Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

_________________________
Grant Thornton LLP

11th Floor

200 King Street West, Box 11

Toronto, ON

M5H 3T4

T +1 416 366 0100

F +1 416 360 4949

www.GrantThornton.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 26, 2021 relating to the consolidated financial statements of Premier Gold Mines USA Inc. (the “Company”) for the years ended December 31, 2020 and December 30, 2019 and the related notes to the consolidated financial statements, including a summary of significant accounting policies, which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

/s/ Grant Thornton LLP
Toronto, Canada	Chartered Professional Accountants
May 12, 2022	Licensed Public Accountants

_____________________ Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd